EXHIBIT 99.1

News Release dated May 3, 2023, Petro-CanadaTM and Canadian Tire Corporation announce new partnership

News Release

FOR IMMEDIATE RELEASE

Petro-CanadaTM and Canadian Tire Corporation announce new partnership

Two of Canada’s trusted brands come together to offer more value and convenience for Canadians

•	Partnership between Triangle Rewards and Petro-PointsTM will increase value for customers
•	200 + Canadian Tire Gas+ retail fuel sites to be rebranded to Petro-Canada
•	Suncor to become primary fuel provider to the Canadian Tire network –resulting in a 17% increase in retail fuel sales volume for Petro-Canada

Calgary, Alberta/Toronto, Ontario (May 3, 2023) – Petro-Canada, a Suncor (TSX: SU) (NYSE: SU) business, and Canadian Tire Corporation, Limited (“CTC”) (TSX: CTC) (TSX: CTC.A) today announced a new partnership that will enhance the customer experience at their fuel stations across the country. The partnership will drive additional value for millions of loyalty members, establish a competitive fuel source for CTC and long-term fuel supply arrangement for Suncor, and increase the presence of Petro-Canada branded stations across the country.

The partnership consists of three core areas that will drive value within CTC’s and Petro-Canada’s respective networks:

•	Loyalty programs: A partnership between two iconic Canadian brands’ loyalty programs, Triangle Rewards, with more than 11 million active members, and Petro-PointsTM, with more than 3 million active members, will deliver expanded benefits to Canadians. Each company will retain full ownership and control of its respective loyalty program.
•	Retail fuel network: Over 200 of CTC’s Gas+ retail fuel network sites will be rebranded to Petro-Canada stations, while maintaining CTC ownership. This rebrand is expected to enhance existing site productivity, give Petro-Canada’s SuperPassTM commercial fleet program customers access to CTC’s network of stations, and unlock future opportunities for CTC to leverage Suncor’s scale and operating infrastructure, including providing more products and services to customers, such as low carbon energy alternatives.
•	Fuel supply: Suncor will become the primary fuel provider to CTC’s retail fuel network over time, eventually supplying more than one billion litres of fuel to the Canadian Tire retail fuel station network annually. This will result in a 17% increase in retail fuel sales volume for Petro-Canada compared to 2022 and will allow CTC to streamline its sourcing of fuel with Suncor, Canada’s leading integrated energy company.

“This partnership is a tangible example of our commitment to optimize our retail network and expand strategic partnerships for Petro-Canada. It brings together Petro-Canada, the leading and most trusted gas station brand in Canada, with Canadian Tire Corporation, an iconic Canadian retailer,” said Rich Kruger, President and Chief Executive Officer, Suncor. “This will provide long-term value to our shareholders by securing a long-term supply relationship for our refineries, while continuing to build on our brand.”

“Through this new partnership, Canadian Tire Corporation will expand the reach of our Triangle Rewards program from over 200 gas stations to a network of more than 1,800, driving enhanced value for Canadians at the pumps by providing more opportunities for members to earn CT Money ® in a high-frequency category,” said Greg Hicks, President and CEO, Canadian Tire Corporation. “This is yet another way we’re creating valuable relationships through the power of Triangle, which is a key component of our growth strategy.”

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Canadians can expect to see the launch of the loyalty partnership in the fall of 2023. Gas+ retail fuel stations will be rebranded over the next several years.

Legal Advisory – Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends. Forward-looking statements in this news release relate to Suncor's expectations, timing and plans regarding the partnership between Suncor and CTC, including the expectation that it will provide long-term value to its shareholders by securing a long-term supply relationship for its refineries while continuing to build on its brand. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 6, 2023, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by e-mail request to invest@suncor.com; by calling (800) 558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The forward-looking statements contained herein provide insights regarding CTC management’s current expectations and plans regarding the partnership between CTC and Suncor. Readers are cautioned that such statements may not be appropriate for other purposes. Although CTC believes that the forward-looking statements in this press release are based on information, assumptions and beliefs that are current, reasonable, and complete, such statements are necessarily subject to a number of business, economic, competitive and other risk factors that could cause actual events or results to differ materially from management's expectations and plans as set forth in such forward-looking statements. For information on the material risk factors and uncertainties and the material factors and assumptions applied in preparing the forward-looking statements that could cause CTC’s actual events or results to differ materially from such expectations and plans, refer to section 11.0 (Key Risks and Risk Management) of CTC’s Management's Discussion and Analysis for the Fourth Quarter and Full-Year ended December 31, 2022 as well as CTC's other public filings, available at http://www.sedar.com and at https://investors.canadiantire.ca. CTC does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by it or on its behalf, to reflect new information, future events or otherwise, except as is required by applicable securities laws.

Canadian Tire Corporation, Limited, (TSX: CTC.A) (TSX: CTC) or "CTC", is a group of companies that includes a Retail segment, a Financial Services division and CT REIT. Our retail business is led by Canadian Tire, which was founded in 1922 and provides Canadians with products for life in Canada across its Living, Playing, Fixing, Automotive and Seasonal & Gardening divisions. Party City, PartSource and Gas+ are key parts of the Canadian Tire network. The Retail segment also includes Mark's, a leading source for casual and industrial wear; Pro Hockey Life, a hockey specialty store catering to elite players; and SportChek, Hockey Experts, Sports Experts and Atmosphere, which offer the best active wear brands. The close to 1,700 retail and gasoline outlets are supported and strengthened by CTC's Financial Services division and the tens of thousands of people employed across Canada and around the world by CTC and its local dealers, franchisees and petroleum retailers. In addition, CTC owns and operates Helly Hansen, a leading technical outdoor brand based in Oslo, Norway. For more information, visit Corp.CanadianTire.ca.

Petro-Canada, a Suncor business, operates more than 1,500 retail stations and 300 Petro-Pass wholesale locations nationwide, including 61 marketing arrangements with Indigenous communities. In 2019, Petro-Canada opened Canada’s Electric HighwayTM, a coast to coast network of electric vehicle chargers. In 2020, the Petro-Canada CareMakers FoundationTM was launched to help support Canadian caregivers. Petro-Canada’s retail loyalty program, Petro-Points™, provides Canadians with the opportunity to earn and redeem rewards. Petro-Canada is proud to be a National Partner of the Canadian Olympic and Paralympic committees, supporting Canadian athletes, coaches and their families for more than 25 years.

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the United States and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor media inquiries:

833-296-4570

media@suncor.com

Canadian Tire media inquiries:

416-480-8453

mediainquiries@cantire.com